United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 333-201391	CUSIP Number
(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		September 30, 2018
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

XSport Global, Inc.
Full Name of Registrant

Former Name if Applicable
1800 Camden Road, #107-196
Address of Principal Executive Office (Street and Number)
Charlotte, NC 28203
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-K for the fiscal year ended September 30, 2018 could not be completed and filed by the prescribed due date without undue hardship and expense to the Registrant. The Registrant anticipates filing such report no later than fifteen days after its original prescribed due date.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Robert Finigan	980	875-4199
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  An explanation of the transaction underlying the anticipated change is below. As the Registrant is still finalizing the accounting for such numbers as a result of the transaction, a reasonable estimate of the results cannot be made as of the date of this filing.

  On August 28, 2018, the Registrant, a Wyoming corporation (the “Company”) entered into a stock purchase agreement (the “Agreement”) whereby the Company agreed to acquire all of the outstanding capital stock (the “Shares”) of Shift Now, Inc., a North Carolina corporation (“Shift Now”). The purchase price for the Shares was 700,000 shares of our common stock, par value $0.001 per share (the “Common Stock”) and $30,000 consisting of two promissory notes for $15,000 each (the “Notes”). The first promissory note for $15,000 was delivered at closing and due within 12 months of the closing. The second promissory note for $15,000 is to be delivered to the Seller no later than the 12-month anniversary of the closing and due within 12 months after issuance. Additionally, the Company assumed the Shift Now’s existing line of credit made in favor of American National Bank in the current amount of $100,000.

  Further information regarding this item can be found in the Registrant’s Form 8-K as filed with the Securities & Exchange Commission on September 6, 2018.

XSport Global, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	12-31-2018	By /s/	Robert Finigan, Jr.	Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).